March 2, 2007

To Our Shareholders:

We are pleased to inform you that New River Pharmaceuticals Inc. (“New River”) has entered into an Agreement of Merger (the “Merger Agreement”) with Shire plc (“Shire”) and Shuttle Corporation, an indirect wholly owned subsidiary of Shire (“Purchaser”).

Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer for all of the outstanding shares of New River, at a cash purchase price of $64.00 per share. Accompanying this letter is (i) New River’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated March 2, 2007, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer will expire at 12:00 midnight, New York City time, on Thursday, March 29, 2007, unless extended.

The tender offer is conditioned upon, among other things, a majority of New River’s outstanding shares, on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the tender offer. If successful, the tender offer will be followed by the merger of Purchaser into New River, with New River surviving the merger as an indirect wholly owned subsidiary of Shire. In the merger, all non-tendered shares of common stock will be converted into the right to receive the same $64.00 per share cash payment, without interest, paid in the tender offer.

The board of directors of New River has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of New River and its shareholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF NEW RIVER UNANIMOUSLY RECOMMENDS THAT NEW RIVER SHAREHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE TENDER OFFER.

In arriving at its recommendations, New River’s board of directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that New River has filed with the Securities and Exchange Commission. These factors include the opinions of Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the financial advisors retained by the board of directors of New River (the “Financial Advisors”), to the effect that the consideration to be received by New River’s shareholders (other than certain shareholders specified in such opinions) in the tender offer and the merger is fair, from a financial point of view, to such shareholders. The full text of the opinions of the Financial Advisors are attached as Annexes A and B to the enclosed Schedule 14D-9.

The management and directors of New River thank you for your support and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

Randal J. Kirk
Chairman of the Board, President and Chief
Executive Officer